UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: [•]

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein is a copy of Quantum eMotion Corp.’s press release issued on February 24, 2026, titled “Quantum eMotion Begins Trading on NYSE American Under the Ticker “QNC””.

The information contained in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibits

Exhibit No.	Description
99.1	Press Release dated February 24, 2026, titled “Quantum eMotion Begins Trading on NYSE American Under the Ticker “QNC””

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: February 24, 2026	By:	/s/ Francis Bellido
	Name:	Francis Bellido
	Title:	President, Chief Executive Officer and Director